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                          UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13G

           Under the Securities Exchange Act of 1934
                (Amendment No. ___________)*


                     Data Critical Corporation
------------------------------------------------------------------------------
                         (Name of Issuer)
                  Common Stock, par value $.001
------------------------------------------------------------------------------
                  (Title of Class of Securities)
                           237622105
------------------------------------------------------------------------------
                         (CUSIP Number)
                        November 8, 1999
------------------------------------------------------------------------------
        (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]     Rule 13d-1(b)
[ ]     Rule 13d-1(c)
[x]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  237622105
-------------------------------------------------------------------------------------------------
     1.    Names of Reporting Persons                                       George M. Middlemas
           I.R.S. Identification Nos. of above persons (entities only)      175 38 7894

-------------------------------------------------------------------------------------------------
     2.    Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) [ ]
           (b) [x]

-------------------------------------------------------------------------------------------------
     3.    SEC Use Only
-------------------------------------------------------------------------------------------------
     4.    Citizenship or Place of Organization                          United States
-------------------------------------------------------------------------------------------------

                         5.    Sole Voting Power                         34,375
Number of                ------------------------------------------------------------------------
Shares
Beneficially             6.    Shared Voting Power                       691,724
Owned by                 ------------------------------------------------------------------------
Each Reporting           7.    Sole Dispositive Power                    34,375
Person With              ------------------------------------------------------------------------
                         8.    Shared Dispositive Power                  691,724
-------------------------------------------------------------------------------------------------
     9.    Aggregate Amount Beneficially Owned by Each Reporting Person  726,099
-------------------------------------------------------------------------------------------------
     10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares     [ ]
-------------------------------------------------------------------------------------------------
     11.   Percent of Class Represented by Amount in Row (9)             6.9%
-------------------------------------------------------------------------------------------------
     12.   Type of Reporting Person (See Instructions)                   IN
-------------------------------------------------------------------------------------------------


CUSIP No.  237622105
------------------------------------------------------------------------------------------------------------
     1.    Names of Reporting Persons                                     Apex Investment Fund II, L.P.
           I.R.S. Identification Nos. of above persons (entities only)    36 3698753

------------------------------------------------------------------------------------------------------------
     2.    Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) [ ]
           (b) [x]

------------------------------------------------------------------------------------------------------------
     3.    SEC Use Only
------------------------------------------------------------------------------------------------------------
     4.    Citizenship or Place of Organization                          Delaware
------------------------------------------------------------------------------------------------------------

                         5.    Sole Voting Power                         691,724
Number of                -----------------------------------------------------------------------------------
Shares
Beneficially             6.    Shared Voting Power                       0
Owned by                 -----------------------------------------------------------------------------------
Each Reporting           7.    Sole Dispositive Power                    691,724
Person With              -----------------------------------------------------------------------------------
                         8.    Shared Dispositive Power                  0
------------------------------------------------------------------------------------------------------------
     9.    Aggregate Amount Beneficially Owned by Each Reporting Person  691,724
------------------------------------------------------------------------------------------------------------
     10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares     [ ]
------------------------------------------------------------------------------------------------------------
     11.   Percent of Class Represented by Amount in Row (9)             6.6%
------------------------------------------------------------------------------------------------------------
     12.   Type of Reporting Person (See Instructions)                   PN
------------------------------------------------------------------------------------------------------------


CUSIP No.  237622105
------------------------------------------------------------------------------------------------------------
     1.
           Names of Reporting Persons                             Environmental Private Equity Fund II, L.P.
           I.R.S. Identification Nos. of above persons (entities only)         36 3830765

------------------------------------------------------------------------------------------------------------
     2.    Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) [ ]
           (b) [x]

------------------------------------------------------------------------------------------------------------
     3.    SEC Use Only
------------------------------------------------------------------------------------------------------------
     4.    Citizenship or Place of Organization                          Delaware
------------------------------------------------------------------------------------------------------------

                         5.    Sole Voting Power                         348,554.5
Number of                -----------------------------------------------------------------------------------
Shares
Beneficially             6.    Shared Voting Power                       0
Owned by                 -----------------------------------------------------------------------------------
Each Reporting           7.    Sole Dispositive Power                    348,554.5
Person With              -----------------------------------------------------------------------------------
                         8.    Shared Dispositive Power                  0
------------------------------------------------------------------------------------------------------------
     9.    Aggregate Amount Beneficially Owned by Each Reporting Person  348,554.5
------------------------------------------------------------------------------------------------------------
     10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares     [ ]
------------------------------------------------------------------------------------------------------------
     11.   Percent of Class Represented by Amount in Row (9)             3.3%
------------------------------------------------------------------------------------------------------------
     12.   Type of Reporting Person (See Instructions)                   PN
------------------------------------------------------------------------------------------------------------


CUSIP No.  237622105
------------------------------------------------------------------------------------------------------------
     1.    Names of Reporting Persons                                   The Productivity Fund II, L.P.
           I.R.S. Identification Nos. of above persons (entities only)            36 3775406

------------------------------------------------------------------------------------------------------------
     2.    Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) [ ]
           (b) [x]

------------------------------------------------------------------------------------------------------------
     3.    SEC Use Only
------------------------------------------------------------------------------------------------------------
     4.    Citizenship or Place of Organization                          Delaware
------------------------------------------------------------------------------------------------------------

                         5.    Sole Voting Power                         266,281.25
Number of                -----------------------------------------------------------------------------------
Shares
Beneficially             6.    Shared Voting Power                       0
Owned by                 -----------------------------------------------------------------------------------
Each Reporting           7.    Sole Dispositive Power                    266,281.25
Person With              -----------------------------------------------------------------------------------
                         8.    Shared Dispositive Power                  0
------------------------------------------------------------------------------------------------------------
     9.    Aggregate Amount Beneficially Owned by Each Reporting Person  266,281.25
------------------------------------------------------------------------------------------------------------
     10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares     [ ]
------------------------------------------------------------------------------------------------------------
     11.   Percent of Class Represented by Amount in Row (9)             2.5%
------------------------------------------------------------------------------------------------------------
     12.   Type of Reporting Person (See Instructions)                   PN
------------------------------------------------------------------------------------------------------------

Item 1.
        (a)     Name of Issuer

                Data Critical Corporation

        (b)     Address of Issuer's Principal Executive Offices

                19820 North Creek Parkway
                Suite 100
                Bothell, Washington 98011

Item 2.
        (a)     Name of Person Filing

                George M. Middlemas ("Middlemas"), Apex Investment Fund II, L.P. ("Apex II"), Environmental Private Equity Fund II, L.P. ("EPEF II") and The Productivity Fund II, L.P. ("PF II")

        (b)     Address of Principal Business Office or, if none, Residence

                Middlemas and Apex II maintain their principal place of business at 225 W. Washington, Suite 1450, Chicago, Illinois 60606. EPEF II and PF II maintain their principal place of business at 233 South Wacker Drive, Suite 9500, Chicago, Illinois 60606.

        (c)     Citizenship

                Middlemas is a citizen of the United States. Apex II, EPEF II and PF II are Delaware limited partnerships.

        (d)     Title of Class of Securities

                Common Stock, par value $.001

        (e)     CUSIP Number

                237622105

Item 3. Not applicable

Item 4. Ownership
        (a)     Amount beneficially owned

         Middlemas is the record owner of 34,375 shares (which number includes 12,500 common stock options at an exercise price of $1.60 per share), and by virtue of his status as a general partner of the general partner of Apex II, may be deemed the beneficial owner of 691,724 shares (which number includes 28,332 common stock purchase warrants at an exercise price of $0.40 per share).

         Apex II is the record owner of 691,724 shares (which number includes 28,332 common stock purchase warrants at an exercise price of $0.40 per share).

         EPEF II is the record owner of 348,554.5 shares (which number includes 30,767.5 common stock purchase warrants at an exercise price of $0.40 per share).

         PF II is the record owner of 266,281 shares (which number includes 43,182 common stock purchase warrants at an exercise price of $0.40 per share).

        (b)     Percent of Class

         Middlemas is the record owner of 0.3%, based upon 10,477,288 shares outstanding, and may be deemed the beneficial owner of 6.9%, based upon 10,505,620 shares outstanding. Apex II is the beneficial owner of 6.6%, based upon 10,493,120 shares outstanding. EPEF II is the beneficial owner of 3.3%, based upon 10,495,555 shares outstanding. PF II is the beneficial owner of 2.5%, based upon 10,507,970 shares outstanding. The shares used to calculate these percentages were reported outstanding on Issuer's 12/22/99 Form 8K EDGAR filing.

        (c)     Number of shares as to which the person has

                (i)   Sole power to vote or direct the vote

                      Middlemas   34,375 shares
                      Apex II     691,724 shares
                      EPEF II     348,554.50 shares
                      PFII        266,281.25 shares

                (ii)  Shared power to vote or direct the vote

                      Middlemas   691,724 shares

                (iii) Sole power to dispose or to direct the disposition of

                      Middlemas   34,375 shares
                      Apex II     691,724 shares
                      EPEF II     348,554.50 shares
                      PF II       266,281.25 shares

                (iv) Shared power to dispose or to direct the disposition of

                      Middlemas   691,724 shares

Item 5.   Not applicable.

Item 6.   Not applicable

Item 7.   Not applicable

Item 8.   See Exhibit I.

Item 9.   Not applicable

Item 10.  Not applicable

                              SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           Date:  February 4, 2000

                               /s/  George M. Middlemas
                           ---------------------------------------------------
                           GEORGE M. MIDDLEMAS


                           APEX INVESTMENT FUND II, L.P.
                           a Delaware Limited Partnership

                           By:  Apex Management Partnership, its general partner

                           By:  /s/ George M. Middlemas
                                ----------------------------------------------
                                George M. Middlemas, a general partner


                           ENVIRONMENTAL PRIVATE EQUITY FUND II, L.P.
                           a Delaware Limited Partnership

                           By: Environmental Private Equity Management Company II, L.P., its general partner

                           By: First Analysis Environmental Management Company II, its managing general partner

                           By:  /s/ Bret R. Maxwell
                                ----------------------------------------------
                                Bret R. Maxwell, a general partner


                           THE PRODUCTIVITY FUND II, L.P.
                           a Delaware Limited Partnership

                           By: First Analysis Management Company II, its general partner

                           By:  /s/ Bret R. Maxwell
                                ----------------------------------------------
                                Bret R. Maxwell, managing general partner

                               EXHIBIT I TO SCHEDULE 13G

                           IDENTIFICATION OF GENERAL PARTNER

    The general partner of Apex Investment Fund II Limited Partnership ("Apex II") is Apex Management Partnership. Apex Management Partnership's partners are: First Analysis Corporation, a Delaware corporation ("FAC"); Stellar Investment Co. ("Stellar"), a corporation controlled by James A. Johnson ("Johnson"); George M. Middlemas ("Middlemas"); and Chartwell Holdings, Inc. ("Chartwell"), a corporation controlled by Paul J. Renze ("Renze").

    The general partner of Environmental Private Equity Fund II, L.P. ("EPEF II") is Environmental Private Equity Management Company II, L.P., whose ultimate general partners are FAC and Bret R. Maxwell ("Maxwell").

    The general partner of The Productivity Fund II, L.P. ("PF II") is First Analysis Management Company II, whose general partners are FAC and Maxwell.

    F. Oliver Nicklin ("Nicklin"), President and Director of FAC, and Maxwell, Vice Chairman of FAC, take executive actions on behalf of FAC with respect to FAC's functioning as an ultimate general partner of Apex II, EPEF II and PF II. Each of Nicklin and Maxwell maintain his principal office at 233 South Wacker Drive, Suite 9500, Chicago, Illinois 60606 ("Suite 9500"). Each of the above is principally employed as an executive of FAC. FAC's principal business is participation in venture capital partnerships and the provision of research investment services. Its principal business address is Suite 9500.

    Each of Johnson and Middlemas is principally employed as an executive of Apex and maintains his business address at 225 W. Washington, Suite 1450, Chicago, Illinois 60606 ("Suite 1450"). Renze is principally employed as an independent investor and maintains his business address at 5 Three Lakes Road, Barrington Hills, Illinois 60010 (the "Barrington Office"). Stellar's principal business is serving as an ultimate general partner of investment partnerships. Its business address is maintained at Suite 1450. Chartwell's principal business is serving as an ultimate general partner of investment partnerships. Its business address is maintained at the Barrington Office.

    To the best of Apex's knowledge, each of the natural persons listed above is a citizen of the United States.

                            EXHIBIT II TO SCHEDULE 13G
                          17 C.F.R. 240.13d-1(k)(1)(iii)

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of Data Critical Corporation.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated: February 4, 2000

                               /s/  George M. Middlemas
                           ---------------------------------------------------
                           GEORGE M. MIDDLEMAS


                           APEX INVESTMENT FUND II, L.P.
                           a Delaware Limited Partnership

                           By:  Apex Management Partnership, its general partner

                           By:  /s/ George M. Middlemas
                                ----------------------------------------------
                                George M. Middlemas, a general partner


                           ENVIRONMENTAL PRIVATE EQUITY FUND II, L.P.
                           a Delaware Limited Partnership

                           By: Environmental Private Equity Management Company II, L.P., its general partner

                           By: First Analysis Environmental Management Company II, its managing general partner

                           By:  /s/ Bret R. Maxwell
                                ----------------------------------------------
                                Bret R. Maxwell, a general partner


                           THE PRODUCTIVITY FUND II, L.P.
                           a Delaware Limited Partnership

                           By: First Analysis Management Company II, its general partner

                           By:  /s/ Bret R. Maxwell
                                ----------------------------------------------
                                Bret R. Maxwell, managing general partner